Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

CORPORACIÓN MAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

RECEIVED
2006 DEC -5 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, 29 November 2006

06018960

Dear Sirs,

SUPPL

Re: CORPORACION MAPFRE, S.A., File number-82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

RELEVANT FACT

Pursuant to Article 82 of the Securities Market Law, notice is hereby given that the Board of Directors of CORPORACIÓN MAPFRE, in its meeting held on 27th November 2006, has resolved to submit for the approval of the Extraordinary Meeting of Shareholders which is expected to be held next 29th December the following proposed resolutions:

- To amend and adapt the corporate by-laws to the new corporate structure adopted by MAPFRE

- To carry out a capital increase without pre-emption rights at an issuance premium of 3,192%; and amend article 5 of the corporate by-laws

- To accept the resignation of four Board members and appoint ten new members for the following 4 years

All information concerning the forthcoming General Meeting of Shareholders is accessible on the webpage www.mapfre.com.

Madrid, 28th November 2006

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.

RECEIVED
DEC -5 P 2:35

MAPFRE

PRESS RELEASE

MAPFRE APPROVES THE NEW STRUCTURE AND COMPOSITION OF ITS GOVERNMENT BODIES

FURTHERMORE, IT APPROVES A WIDE-RANGING OPERATIONAL REORGANIZATION AIMED AT INCREASING EFFICIENCY AND CUSTOMER FOCUS

- GOVERNMENT BODIES

The Board of Trustees of FUNDACIÓN MAPFRE and the Board of Directors of CORPORACIÓN MAPFRE have defined the new structure of their government bodies – which will entail the corresponding changes in their respective by-laws – as well as the new composition of said bodies. In the case of CORPORACIÓN MAPFRE, these agreements will be submitted for approval to the Extraordinary General Meeting of Shareholders that has been called for December 29th, in which CORPORACIÓN MAPFRE will be renamed as MAPFRE S.A. Pursuant to this:

- José Manuel Martínez will retain his present position as Chairman of the Board of Trustees of FUNDACIÓN MAPFRE and of the Board of Directors of CORPORACIÓN MAPFRE. In the future, these positions will always be held by the same person.

- The Board of Trustees of FUNDACIÓN MAPFRE, whose new composition is shown in Annex 1, will have two delegate committees: the Executive Committee that will manage the development of the foundational activities and will be chaired by Filomeno Mira, First Vice-Chairman of the Board of Trustees; and the Institutional Control Committee, chaired by Alberto Manzano, that will supervise the compliance with the rules of good governance in the Foundation and in the Group.

MAPFRE

- The Board of Directors of MAPFRE S.A. whose new proposed composition is shown in Annex 2, will comprise eight executive members, six members appointed by the controlling shareholder and eight independent members. Its first Vice-Chairman will be Alberto Manzano, and there will be four additional Vice-Chairmanships, which will be reduced to two at the end of 2007 due to the planned retirement of Domingo Sugranyes y Santiago Gayarre.

- OPERATIONAL REORGANIZATION

  Two large operating Divisions will be created, under which several Operating Units and Companies will be grouped in order to increase the degree of coordination and customer focus of their respective activities, reduce expenses by integrating functions whenever possible without losing specialization, and fully exploit possible synergies:

  - The MAPFRE FAMILIAR Division will integrate the Motor, General Insurance, Health and Agricultural Insurance Operating Units. Antonio Huertas will be its Chief Executive and will also be responsible for the activities of RED MAPFRE and of the new OPERATING TECHNOLOGIES AND PROCEDURES Area. The new Division will pursue the realisation of the largest possible operational synergies with MAPFRE EMPRESAS, whose Chairman will continue to be Filomeno Mira, and MAPFRE VIDA, whose new Chairman will be Ignacio Baeza.

  - The International Direct Insurance Division will integrate subsidiaries MAPFRE AMÉRICA, MAPFRE AMÉRICA VIDA and MAPFRE INTERNACIONAL, and in the future also the new Global Risks and Credit Insurance business. Andres Jiménez will be its Chief Executive and will also head the International Operations Committee in order to coordinate and supervise the activities of the new Division and of the REINSURANCE and ASSISTANCE Operating Units. Rafael Senén will be appointed as new Chairman of the latter.

  In addition to those referred to above, the new appointments include those of: Ángel Alonso Batres, as Vice-Chairman of the International Direct Insurance Division, taking specific responsibilities in other areas of activity related with the

MAPFRE

Chairmanship of MAPFRE; Esteban Pedrayes Larrauri, as First Vice-Chairman of the Executive Committee of the MAPFRE FAMILIAR Division, retaining his present responsibilities; Rafael Casas Gutiérrez, as First Vice-Chairman of the Executive Committee of the International Direct Insurance Division, retaining his present responsibilities; and Francisco Marco Orenes, currently Chairman of MAPFRE in Peru, as Managing Director of MAPFRE CAJA SALUD.

These initiatives are expected to yield significant efficiency improvements and reductions in operating expenses over the coming years, through the unification of the Group's technological platforms and operational processes, as well as through an increasing focus on synergies across all Units.

The other Common Areas (General Directorates of Human Resources, Legal Affairs, Internal Audit, Finance and Management Control, Communication and Social Responsibility and Investments) will retain their current functions and general managers and will become part of MAPFRE S.A., in which two new General Managers have been appointed: Ricardo Blanco and Esteban Tejera. In the future, the latter will take up the management of the Finance and Management Control Area. José Manuel González Porro will be the new General Secretary of the Group.

- RESULTS

The results obtained by the Group at the close of the first ten months of the year, with revenues in excess of €11 billion and a consolidated profit before tax in excess of €900 million, confirm that the businesses of the Group are performing extremely well and that the targets for this fiscal year will be met comfortably.

- CHANGE IN THE CORPORATE STRUCTURE

The process related with the change in the corporate structure continues to develop according to the plans that were defined in order to complete the transfer of MAPFRE MUTUALIDAD's portfolio to MAPFRE AUTOMÓVILES and of its assets to FUNDACIÓN MAPFRE by the end of 2006, subject to the granting of the relevant authorizations, and begin thereafter the delivery to mutual members of their corresponding shares.

Within this framework, the General Meeting of Shareholders of MAPFRE S.A. that will be held on the forthcoming December 29th will approve the relevant capital increase that will include a cash tranche, which will lead to the issuance of the new shares that will be delivered to those mutual members who have chosen to receive their share in such form.

---- *oOo* ----

Madrid, November 27th 2006

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

ANNEX 1

FUNDACIÓN MAPFRE

BOARD OF TRUSTEES	INSTITUTIONAL CONTROL COMMITEE	EXECUTIVE COMMITEE
Chairman:		
José Manuel Martínez Martínez	--	--
First Vice-Chairman:		
Filomeno Mira Candel	First Vice-Chairman	Chairman
Second Vice-Chairman:		
Francisco Ruiz Risueño	Second Vice-Chairman	Second Vice-Chairman
Third Vice-Chairman:		
Alberto Manzano Martos	Chairman	First Vice-Chairman
Fourth Vice-Chairman:		
Santiago Gayarre Bermejo	--	Member
Members:		
Angel Alonso Batres	--	--
Eduardo Fernández de la Fuente	--	--
Juan Fernández Layos	Member	Member
Rafael Galarraga Solores	--	Member
Luis Hernando de Larramendi	Member	Member
Sebastián Homet Duprá	--	---
Antonio Huertas Mejías	--	--
Andrés Jiménez Herradón	--	--
Luis Leguina Cebreiros	--	--
Rafael Márquez Osorio	Member	--
Mª Carmen Merillas Zarzuelo	--	--
Antonio Miguel-Romero de Olano	Member	--
Alfonso Rebuelta Badías	Member	--
Domingo Sugranyes Bickel	Member	Member
Secretary-Member:		
José Manuel González Porro	Secretary-Member	Secretary-Member
Vice-Secretary:		
Claudio Ramos Rodríguez	Vice-Secretary	Vice-Secretary
Director		
José Luis Catalinas Calleja	--	Member
Chairman Institute for Road Safety		
Miguel María Muñoz Medina	--	Member

ÀNNEX 2

(*)	BOARD OF DIRECTORS	DELEGATE COMMITTEE	AUDIT COMMITTEE	APPOINTMENT AND REMUNERATIONS COMMITTEE	COMPLIANCE COMMITTEE
	Chairman:				
E	José Manuel Martínez Martínez	Chairman	–	Chairman	–
	First Vice-Chairman:				
E	Alberto Manzano Martos	First Vice-Chairman	–	First Vice-Chairman	–
	Second Vice-Chairman:				
A	Francisco Ruiz Risueño	Second Vice-Chairman	–	Second Vice-Chairman	Chairman
	Third Vice-Chairman:				
E	Filomeno Mira Candel	Third Vice-Chairman	–	–	–
	Fourth Vice-Chairman:				
E	Domingo Sugranyes Bickel	Member	First Vice-Chairman	–	–
	Fifth Vice- Chairman:				
E	Santiago Gayarre Bermejo	Member		–	–
	Members:				
I	Rafael Beca Borrego	–	Member	–	–
I	Rafael Fontoira Suris	–	–	–	Member
A	Luis Hernando de Larramendi	Member	–	Member	–
A	Sebastián Homet Duprá	–	Member	–	–
E	Antonio Huertas Mejías	Member	–	–	–
I	Luis Iturbe Sanz	–	Member	–	–
E	Andrés Jiménez Herradón	Member	–	–	–
I	Manuel Jesús Lagares Calvo	–	Chairman	–	–
A	Rafael Márquez Osorio	–	–	–	Member
I	Francisca Martín Tabernero	–	–	–	Member
A	Antonio Miguel-Romero de Olano	–	Member	–	–
A	Alfonso Rebuelta Badías	–	–	Member	–
I	Agustín Rodríguez García	–	–	–	Member I
I	Matías Salvá Bennassar	–	–	Member	–
I	Francisco Vallejo Vallejo	–	–	Member	–
	Secretary-Member:				
E	José Manuel González Porro	Secretary-Member	Secretary-Member	Secretary-Member	–
	Vice-Secretary:				
	Angel Dávila Bermejo	Vice- Secretary	Vice- Secretary	–	–

(*) I: INDEPENDENT. E: EXECUTIVE. A: APPOINTED BY THE CONTROLLING SHAREHOLDER